FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT
UNDER SECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Trans-Orient Petroleum Ltd.
Suite 2901 – 1050 Burrard Street
Vancouver, B.C. V6Z 2S3

Item 2.	Date of Material Change

August 11, 2009

Item 3.	News Release

On August 11, 2009, Trans-Orient issued a press release relating to the material change report. The press release was distributed through Canada Newswire.

Item 4.	Summary of Material Change

August 11, 2009, Trans-Orient Petroleum Ltd., announces today that in order to facilitate restructuring of their expanded operations in New Zealand, Drew Cadenhead has resigned as Chief Operating Officer of Trans-Orient and relocate from its head office in Vancouver, B.C. to New Zealand to provide ongoing technical support. Trans-Orient also announces that Mr. Carlos Kazianis will be promoted to New Zealand Operations Manager.

Item 5.	Full Description of Material Change

August 11, 2009 – Trans-Orient Petroleum Ltd. (TSX-V: TOZ and OTCBB: TOPLF) announces today that in order to facilitate restructuring of their expanded operations in New Zealand, Drew Cadenhead will resign as COO of Trans-Orient and relocate from its head office in Vancouver, B.C. to New Zealand to provide ongoing technical support. Trans-Orient also announces that Mr. Carlos Kazianis will be promoted to New Zealand Operations Manager.

About Trans-Orient
Trans-Orient Petroleum Ltd. (http://www.transorient.com/) is a Vancouver, BC- based exploration company that is focused on exploring a large frontier area of the East Coast Basin of New Zealand. Trans-Orient’s acreage encompasses the main play area where the Company is targeting high-impact conventional prospects and an unconventional opportunity targeting world-class fractured oil shale source-rock formations that has been independently assessed to have major reserve potential.

Contact: Dan Brown +1.604.682-6496 dbrown@iremco.com

Forward-Looking Statements: This release includes certain statements that may be deemed to be "forward- looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future operations, undiscovered hydrocarbon resource potential, exploration, potential reservoirs, prospects, leads and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results may differ materially from those in the forward-looking statements due to factors such as market prices, farm-outs, relinquishments, exploration successes, continued availability of capital and financing, and general economic, market, political or business conditions. Please see our public filings at www.sedar.com for further information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

The following senior officer of Trans-Orient Petroleum is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect of the change.

Garth Johnson, CEO
(604) 609-3350

Item 9.	Date of Report

August 11, 2009